Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23		NIRE. 35300010230
A Publicly Listed Company

MEETING OF THE BOARD OF DIRECTORS
OF AUGUST 4 2008

On August 4 2008, at 4:30 p.m., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at the company’s head office, with the legal quorum being present and under the presidency of the Vice President Dr. José Carlos Moraes Abreu, for the purpose of: (i) electing a new member to the Disclosure and Trading Committee, with the expiry of the annual term of office to coincide with that of the remaining members (ii) indicating officers responsible for specific areas of operation.

The matters on the agenda having been discussed and put to the vote, the Directors unanimously resolved as follows:

a)
to elect as a member of the Disclosure and Trading Committee, MARCELO HABICE DA MOTTA, Brazilian, married,  lawyer, identified under number 60,843 of the State of São Paulo Bar Association (OAB/SP), enrolled in the Brazilian tax register (CPF) under number 014.490.038-69 domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12º andar, who complies with the conditions of eligibility pursuant to CMN Resolution 3.041/02 and BACEN Circular 3.172/02;

b)	to appoint the Executive Officer ANTONIO CARLOS BARBOSA DE OLIVEIRA as responsible for Prevention and Combating of Money Laundering, replacing the Managing Director, Wagner Roberto Pugliese;

c)
to delegate to the Executive Officer ANTONIO CARLOS BARBOSA DE OLIVEIRA, responsible for AJACT – Legal, Audit, Compliance and Technology area, powers to evaluate, approve and monitor the policies, procedures and respective sectoral compliance programs of the various units comprising the group controlled by Banco Itaú Holding Financeira S.A., including those units located overseas, with respect to programs for Prevention of Money Laundering, Combating the Finance of Terrorism, and Privacy and Safety of Information;

d)	appoint the Managing Director MARCO ANTONIO ANTUNES as responsible for the delivery of information pursuant to BACEN Circular 3.398/08.

Concluding the agenda of the day, the President noted that the member of the Disclosure and Trading Committee would be vested in his post following ratification of this election by the Central Bank of Brazil.

With the items on the agenda concluded, the Chairman requested that the respective minutes be transcribed. With these having been read and signed by all, the meeting was declared closed. São Paulo-SP, August 4 2008. (signed) José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Persio Arida, Ricardo Villela Marino, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer